Exhibit 12

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pretax income from continuing operations before discontinued operations and cumulative effect of accounting changes	$100,424	$79,962	$33,798	$11,404	$(261)
Interest expense (net)	11,557	15,403	16,849	18,254	21,128
Portion of rent expense representative of interest factor	6,097	5,787	5,636	6,438	5,650
Amortization of capitalized interest	251	346	1,144	1,515	1,498

Adjusted pretax income from continuing operations	$118,329	$101,498	$57,427	$37,611	$28,015

Fixed Charges:
Interest expense (before deducting capitalized interest)	$12,124	$15,624	$16,970	$18,441	$21,236
Portion of rent expense representative of interest factor	6,097	5,787	5,636	6,438	5,650

Total fixed charges	$18,221	$21,411	$22,606	$24,879	$26,886

Ratio of earnings to fixed charges	6.5	4.7	2.5	1.5	1.0